Exhibit 12

                          Enron Oil & Gas Company
             Computation of Ratio of Earnings to Fixed Charges
                              (In Thousands)
                                (Unaudited)

                                     Nine Months
                                        Ended               Year Ended December 31
                                       9/30/96     1995       1994        1993      1992      1991
Earnings Available for Fixed Charges:
  Net Income                          $104,872  $ 142,118  $ 147,998  $ 138,025  $ 97,580    $ 47,916
  Less:
     Capitalized Interest Expense       (6,188)    (6,490)    (6,124)    (5,457)   (3,580)     (4,482)
  Add:
     Fixed Charges                      15,008     18,414     14,613     15,378    25,869      33,982
     Income Tax Provision(Benefit)      36,159     41,936      5,937    (25,752)  (17,736)     (2,247)

        Earnings  Available           $149,851  $ 195,978  $ 162,424  $ 122,194  $102,133   $  75,169



Fixed Charges:
   Interest Expense                      8,439     11,310      8,135      9,921    22,289      29,500
   Capitalized Interest                  6,188      6,490      6,124      5,457     3,580       4,482
  Rental Expense Representative of
       Interest  Factor                    381        614        354          -         -           -

       Total Fixed Charges             $15,008   $ 18,414   $ 14,613   $ 15,378  $ 25,869    $ 33,982


Ratio of Earnings to Fixed Charges        9.98      10.64      11.12       7.95      3.95        2.21